Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-43806

                             TALK VISUAL CORPORATION

                    Supplement No. 10 dated December 7, 2001
                      To Prospectus Dated October 31, 2000

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         INVESTING IN TALK VISUAL CORPORATION COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF OUR PROSPECTUS DATED OCTOBER 31, 2000 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

         On October 26, 2001, we issued a drawdown notice to Evertrend Holdings Limited in connection with the common stock purchase agreement dated July 27, 2000, evidencing an equity draw down facility between us and Evertrend. This notice exercised a draw down of up to $228,235 of our common stock to Evertrend based on the formula in the stock purchase agreement during the 22 trading day period beginning on October 29, 2001, and ending on November 28, 2001. During this 22 trading day period, Evertrend purchased a total of 6,159,594 shares of our common stock at an average purchase price of $0.03705 per share. These purchases resulted in aggregate proceeds of $228,235 being paid and released from escrow to us by Evertrend on December 4, 2001. We issued to Evertrend a warrant to purchase 3,079,797 shares of our common stock at an exercise price of $0.03705 per share until December 28, 2001. Ladenburg Thalmann & Co. Inc. received $18,259 in placement fees in connection with these purchases. We paid $1,500 in escrow fees in connection with these purchases.

         As of the date of this prospectus supplement, we have sold a total of 36,084,590 shares of our common stock to Evertrend and have received aggregate proceeds of $1,810,245 from Evertrend pursuant to the common stock purchase agreement. We have paid Ladenburg a total of $168,872 in placement fees and $150,000 in non-accountable expense fees in connection with the drawdowns.

         The attached prospectus relates to the resale of shares acquired by Evertrend pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Evertrend and the resale of shares acquired by Ladenburg pursuant to the exercise of warrants held by Ladenburg. As of the date of this prospectus supplement, Evertrend holds warrants exercisable for 1,271,186 shares of common stock. Because Evertrend may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

         We will not receive any of the proceeds from this sale of shares by Evertrend. However, we will receive the sale price of common stock sold to Evertrend and upon the exercise of the warrants issued to Evertrend and Ladenburg in connection with the stock purchase agreement. We expect to use the proceeds of the sale of common stock and exercise of the warrants for general working capital purposes.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is December 7, 2001.